U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Report to Shareholders — Quarter Ended March 31, 2003	4

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  May 13, 2003                                By:   /s/  W. Shaun  Jackson
                                                                                      W. Shaun Jackson
                                                                                      Executive Vice President and
                                                                                      Chief Financial Officer

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

I am pleased to report to you the results for the first quarter of 2003 which produced record levels of underwriting profit, net income and earnings per share.

For the three months ended March 31, 2003, net income increased by 50% to $24.4 million, compared to $16.3 million in the first quarter of last year. Return on equity (annualized) was 16.0% in the quarter compared to 11.9% in the same quarter last year. The combined ratio improved to 96.8% compared to 99.3% in the same quarter last year, producing record quarterly underwriting profit of $17.9 million in the quarter compared to $2.2 million in Q1 last year. Diluted earnings per share increased 48% to 49 cents for the quarter, compared to 33 cents for the first quarter of 2002.

We are particularly pleased to see the substantial improvement in the results from our Ontario private passenger automobile product as a result of remedial actions that were started in late 2002. We continue to benefit from the positive pricing environment that is prevalent in all of our core lines of business and all markets. This is a very good start to the year which we expect will be another record year for Kingsway.

Outlook

The outlook for the remainder of 2003 remains positive for pricing in the property and casualty insurance industry. Underwriting results of the industry are showing signs of improvement which are being offset by declining investment yields. Erosion of capital in the property and casualty industry coupled with increased pricing has constrained the capital base of many companies. As a result of these trends there continues to be significant opportunities for profitable growth in Canada and the United States.

Sincerely,

William G. Star
President and Chief Executive Officer
Kingsway Financial Services Inc.

May 1, 2003

Management’s Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2003 and 2002

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s consolidated financial statements for the first quarter of fiscal 2003 and 2002; with the MD&A set out on pages 24 to 46 in the Company’s 2002 Annual Report, including the section on risks and uncertainties; and with the notes to the financial statements for the first quarter of fiscal 2003 and fiscal 2002 set out on pages 53 to 61 of the Company’s 2002 Annual Report. (All dollar amounts are in Canadian dollars unless otherwise indicated).

For the three months ended March 31, 2003 and 2002

        Gross Premiums Written.     During the first quarter of 2003, gross premiums written increased 69% to a quarterly record of $702.6 million, compared with $416.4 million in the first quarter last year. Written premiums from U.S. operations increased 78% to $575.6 compared with $324.1 million last year. In the quarter, U.S. operations represented 82% of gross premiums written compared with 78% in the first quarter last year. Written premiums from Canadian operations grew 38% to $127.0 million during the quarter, compared to $92.3 million in Q1 last year.

        Written premiums from non-standard automobile increased by 25% to $248.9 million and by 107% to $319.8 million for trucking and commercial automobile over last year’s first quarter. Increased premium rates and firming market conditions are prevalent in all of the Company’s geographic locations.

        Net Premiums Written.     Net premiums written increased 67% to $666.7 million compared with $400.3 million for the first quarter of last year. Net premiums written from the U.S. operations increased 75% to $549.6 million compared with $314.8 million last year. Net premiums written from the Canadian operations increased 37% to $117.1 million compared with $85.6 million in the first quarter of last year.

        Net Premiums Earned.     Net premiums earned increased 78% to a record $551.3 million for the quarter, compared with $310.4 million for the first quarter last year. For U.S. operations, net premiums earned increased 94% to $439.1 million compared with $226.7 million in the first quarter of 2002. Net premiums earned from Canadian operations increased by 34% to $112.2 million compared with $83.7 million last year. Earned premiums have grown due to the increase in written premiums during the past year.

        Investment Income.     Investment income increased to $15.8 million compared with $13.8 million for the first quarter of 2002. The growth in our premiums written generated positive cash flow from operations which increased the investment portfolio during the period.

        Net Realized Gains.     Net realized losses amounted to $688,0000 compared with net realized gains of $3.7 million in the first quarter of 2002. Net realized losses include adjustments to the carrying value for declines in market value considered other than temporary of $2.6 million in the quarter on investments still held compared to $nil in the same quarter last year.

        Claims Incurred.     Our claims ratio for the first three months of 2003 was 70.5%, compared to 70.8% to last year. The claims ratio for the U.S. operations was 70.6% compared with 68.4% for the first three months of 2002. The slight deterioration in the U.S. operations claims ratio is a reflection of the growth of the business. The claims ratio for the Canadian operations improved to 70.1% compared to 77.2% in the first quarter of last year and 78.6% for the fourth quarter of 2002 as a result of the improvement in our Ontario automobile results.

        Underwriting Expenses.     The combined ratio of 96.8% for the first quarter produced a record underwriting profit of $17.9 million, compared with the combined ratio of 99.3% and $2.2 million underwriting profit reported in the first quarter of 2002. For the quarter, the U.S. operations combined ratio improved to 96.0% (96.2% Q1 last year) and for the Canadian operations improved to 99.9% (107.6% Q1 last year). The results of our Canadian operations are starting to reflect our initiatives against fraud and increased pricing for the Ontario private passenger automobile product. The combined ratio for this product improved to 109.3% in the quarter (134.3% Q1 last year) on $20.5 million ($23.6 million Q1 last year) of net premiums earned.

        Interest Expense.     Interest expense in the first quarter of 2003 was $4.5 million, compared to $2.8 million for the first quarter of 2002, reflecting the issuance of $78 million in senior unsecured debentures in December, 2002.

        Net Income and Earnings Per Share.     Net income for the quarter was $24.4 million, a 50% increase over the $16.3 million reported in the first quarter last year. In the fourth quarter of 2002, in order to be more consistent with industry practice and its treatment of expenses on its program business, the Company commenced the deferral of underwriting and marketing costs relating to the acquisition of premiums on its non-program business, the impact of which was an increase in net income of $4.5 million (9 cents per share diluted) in the first quarter. Diluted earnings per share were 49 cents for the quarter compared to 33 cents for the first quarter of 2002.

        A significant portion of the Company’s operations and net assets are denominated in U.S. dollars. The strengthening of the Canadian currency against the U.S. dollar during the quarter had a negative impact on results for the quarter. Had the results of U.S. operations for this quarter been translated at the same rate as the first quarter of 2002, the underwriting profit would have increased by $1.0 million, investment income by $0.6 million and net income by $1.3 million (3 cents per share diluted).

        Book Value Per Share and Return on Equity.     During the quarter, shareholders’ equity was reduced by $34.0 million and book value per share by 70 cents as a result of the unrealized currency translation adjustment. Despite this adjustment, book value per share increased by 9% to $12.35 from $11.37 a year ago. Our annualized return on equity was 16.0% for the first quarter of 2003 compared to 11.9% for the same quarter last year.

        Balance Sheet.     Total assets as at March 31, 2003 grew to $3.1 billion. The investment portfolio increased to $2,147.8 million (market value $2,169.8 million), compared to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002. The continued growth in written premiums quarter-over-quarter has increased the amount of unearned premiums, the benefit of which will accrue in subsequent quarters. Unearned premiums as at March 31, 2003 grew to $846.6 million, an increase of 9% over the $776.3 million reported at the end of 2002.

Forward Looking Statements

This shareholders’ report includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2002 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2003 and 2002
(In thousands of Canadian dollars, except for per share amounts)

	2003	2002
	(unaudited)

Gross premiums written	$ 702,560	$416,397

Net premiums written	$ 666,663	$400,317

Revenue:
Net premiums earned	$ 551,255	$310,369
Investment income	15,766	13,770
Net realized gains (losses)	(688)	3,713

	566,333	327,852
Expenses:
Claims incurred	388,664	219,789
Commissions and premium taxes	114,309	64,147
General and administrative expenses	30,432	24,238
Interest expense	4,462	2,822
Amortization of intangibles	230	--

	538,097	310,996

Income before income taxes	28,236	16,856
Income taxes	3,842	597

Net income	$ 24,394	$ 16,259

Earnings per share:
Basic:	$ 0.50	$ 0.33
Diluted:	$ 0.49	$ 0.33
Weighted average shares outstanding:
Basic:	48,827	48,678
Diluted:	49,400	49,470

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31 2003 (unaudited)	Dec. 31 2002 (audited)

ASSETS
Cash	$ 211,535	$ 244,921
Investments	1,919,286	1,833,744
Accrued investment income	16,994	16,223
Accounts receivable and other assets	386,338	334,603
Due from reinsurers and other insurers	163,935	164,742
Deferred policy acquisition costs	189,661	178,574
Income taxes recoverable	7,589	3,851
Future income taxes	50,895	59,505
Capital assets	40,537	43,981
Goodwill and intangible assets	97,815	104,290

	$ 3,084,585	$2,984,434

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Bank indebtedness	$ 175,664	$ 170,390
Accounts payable and accrued liabilities	84,097	122,606
Unearned premiums	846,648	776,323
Unpaid claims	1,273,998	1,200,554
Senior unsecured debentures	78,000	78,000

	2,458,407	2,347,873

Subordinated indebtedness	22,049	23,636
SHAREHOLDERS' EQUITY
Share capital	357,994	357,192
Issued and outstanding number of common
shares
48,904,348 - March 31, 2003
48,794,212 - December 31, 2002
Currency translation adjustment	(22,902)	11,090
Retained earnings	269,037	244,643

	604,129	612,925

	$ 3,084,585	$2,984,434

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three months ended March 31, 2003 and 2002
(In thousands of Canadian dollars)

	2003	2002
	(unaudited)

Retained earnings, beginning of period	$244,643	$165,111
Net income for the period	24,394	16,259

Retained earnings, end of period	$269,037	$181,370

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2003 and 2002
(In thousands of Canadian dollars)

	2003	2002
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 24,394	$ 16,259
Items not affecting cash:
Amortization	1,464	1,332
Future income taxes	427	(1,368)
Net realized (gains) losses	688	(3,713)
Amortization of bond premiums and discounts	2,597	767

	29,570	13,277
Net change in non-cash balances:	66,954	47,729

	96,524	61,006
Financing activities:
Increase of share capital, net	802	473
Increase (decrease) in bank indebtedness	15,291	(6)

	16,093	467
Investing activities:
Purchase of investments	(2,397,164)	(679,669)
Proceeds from sale of investments	2,250,813	616,850
Financed premiums receivable, net	(67)	11,408
Net change to capital assets	415	(2,725)

	(146,003)	(54,136)
Increase (decrease) in cash during period	(33,386)	7,337
Cash, beginning of period	244,921	96,200

Cash, end of period	$ 211,535	$ 103,537

Management’s Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2003 and 2002

1.	Basis of presentation

These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2002 as set out on pages 47 to 61 of the Company’s 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2002.

2.	Stock-based compensation

As reported on pages 55 and 56 of the Company’s 2002 Annual Report, the Company applies the intrinsic-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. The Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended March 31,

	2003	2002

Net income
As reported	$ 24,394	$ 16,259
Pro forma	23,814	15,787
Basic earnings per share
As reported	$ 0.50	$ 0.33
Pro forma	0.49	0.32
Diluted earnings per share
As report	$ 0.49	$ 0.33
Pro forma	0.48	0.32

The per share weighted average fair value of options granted during 2003 and 2002 was $6.11 and $8.39. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Management’s Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2003 and 2002

2.	Stock-based compensation – continued:

	As at March 31, 2003		September 30, 2002

Risk-free interest rate	5.44%		5.54%
Dividend yield	0.0%		0.0%
Volatility of the expected market price of the
Company's common shares	56.0%		59.1%
Expected option life (in years)	5.5	years	5.4	years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

Management’s Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2003 and 2002

3.	Segmented information – continued:

	Three Months ended March 31, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 127,008	$ 575,552	$ --	$ 702,560
Net premiums earned	112,180	439,075	--	551,255
Investment income	6,043	9,696	27	15,766
Net realized gains (losses)	(911)	225	(2)	(688)
Interest expense	--	2,464	1,998	4,462
Amortization of capital assets	176	1,326	307	1,809
Amortization of intangible assets	--	230	--	230
Net income tax expense	964	2,638	240	3,842
Net income (loss)	2,992	22,276	(874)	24,394
Total assets	$ 729,344	$2,325,949	$ 29,292	$ 3,084,585
Claims ratio	70.1%	70.6%	--	70.5%
Expense ratio	29.8%	25.4%	--	26.3%
Combined ratio	99.9%	96.0%	--	96.8%

	Three Months ended March 31, 2002

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 92,325	$ 324,072	$ --	$ 416,397
Net premiums earned	83,675	226,694	--	310,369
Investment income	5,089	8,623	58	13,770
Net realized gains (losses)	(212)	2,947	978	3,713
Interest expense	--	2,543	279	2,822
Amortization of capital assets	169	828	40	1,037
Net income tax expense
(recovery)	(1,878)	2,235	240	597
Net income	(1,187)	15,384	2,062	16,259
Total assets	624,478	1,262,645	70,843	1,957,966
Claims ratio	77.2%	68.4%	--	70.8%
Expense ratio	30.4%	27.8%	--	28.5%
Combined ratio	107.6%	96.2%	--	99.3%

Management’s Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2003 and 2002

4.	Investments

        The carrying amounts and fair values of investments are summarized below:

	March 31, 2003

	Carrying Amount	Fair Value

Term deposits	$ 552,385	$ 552,256
Bonds:
Government	497,778	504,598
Corporate	618,175	633,222
Preferred shares	3,920	3,876
Common shares	162,181	162,425
Financed premiums	84,847	84,847

	$1,919,286	$1,941,224

	December 31, 2002

	Carrying Amount	Fair Value

Term depos	$ 506,575	$ 506,511
Bonds:
Government	441,674	454,482
Corporate	613,732	630,658
Preferred shares	2,045	2,025
Common shares	182,904	185,816
Financed premiums	86,814	86,814

	$1,833,744	$1,866,306